QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	January 31, 2003	2003	03	27
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	03	27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2003	03	27

Canplats Resources Corporation
Schedule “A”

BALANCE SHEETS
(unaudited)

	January 31, 2003 $	July 31, 2002 $

ASSETS
Current
Cash	37,857	35,246
Restricted cash [note 4]	37,546	107,607
Receivables	7,083	6,019
Due from related parties [note 6]	6,698	10,988
Prepaid expense	--	604

Total current assets	89,184	160,464

Mineral properties	1,542,161	1,478,254

Total Assets	1,631,345	1,638,718

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	3,349	25,359
Due to related parties [note 6]	2,570	30,539

Total liabilities	5,919	55,898

Shareholders' equity
Share capital issued [note 5]	8,289,886	8,125,636
11,544,803 common shares
(July 31, 2002 - 10,217,303)
Deposits on share subscriptions	44,000	106,000

	8,333,886	8,231,636

Deficit	(6,708,460)	(6,648,816)

Total shareholders' equity	1,625,426	1,582,820

	1,631,345	1,638,718

Subsequent event (note 7)

On behalf of the Board:

"R.E.Gordon Davis"	"James Tutton"
______________________	______________________
R.E. Gordon Davis, Director	James W. Tutton, Director

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
Schedule “A”

STATEMENTS OF LOSS AND DEFICIT
(unaudited)

	Three months ended January 31		Six months ended January 31
	2003 $	2002 $	2003 $	2002 $

Expenses
Bank charges	120	156	260	324
Consulting	1,875	--	1,875	--
General exploration	--	245	3,083	3,531
Insurance	--	2,430	604	3,548
Investor relations	562	7,295	970	12,235
Legal, accounting and audit	200	3,262	1,200	4,687
Listing and filing fees	4,406	6,942	4,606	7,143
Management administration fee	4,500	6,700	9,000	14,500
Office	201	1,516	303	2,882
Rent	3,000	4,000	6,000	8,500
Salaries	6,710	13,380	11,704	26,327
Shareholder relations	10,576	11,638	12,030	13,103
Telephone	7	81	11	89
Travel and accommodation	--	43	85	--
Transfer agents	5,784	7,293	8,343	10,162

	(37,941)	(64,981)	(60,074)	(107,031)

Other income (expenses)
Interest income	159	387	430	1,411

Loss for the year	(37,782)	(64,594)	(59,644)	(105,620)

Deficit, beginning of the period	(6,670,678)	(6,478,543)	(6,648,816)	(6,437,517)

Deficit, end of the period	(6,708,460)	(6,543,137)	(6,708,460)	(6,543,137)

Weighted average number of issued shares	11,050,238	9,012,955	11,033,648	8,376,895
Basic loss per share	(0.00)	(0.01)	(0.01)	(0.01)

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
Schedule “A”

STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended January 31		Six months ended January 31
	2003 $	2002 $	2003 $	2002 $

OPERATING ACTIVITIES
Loss for the year	(37,782)	(64,594)	(59,644)	(105,620)

Net change in non-cash working capital items:
Amounts receivable and prepaid expenses	2,570	(29,383)	3,540	(25,766)
Due from related parties	4,290	--	4,290	232
Accounts payable and accrued liabilities	(4,084)	(44,561)	(22,010)	(13,449)
Due to related parties	16,422	(25,041)	22,031	(17,022)

Cash used in operating activities	(18,584)	(163,579)	(51,793)	(161,625)

INVESTING ACTIVITIES
Mineral property costs	(21,795)	(205,931)	(55,657)	(319,149)

Cash used in investing activities	(21,795)	(205,931)	(55,657)	(319,149)

FINANCING ACTIVITIES
Shares issued for cash	--	180,000	--	441,000
Deposits on share subscription	40,000	--	40,000	--
Deferred financing costs	--	--	--	(1,305)

Cash provided by financing activities	40,000	180,000	40,000	439,695

Increase (decrease) in cash	(379)	(189,510)	(67,450)	(41,079)
Cash, beginning of the period	75,782	331,762	142,853	183,331

Cash, end of the period	75,403	142,252	75,403	142,252

Supplemental cash flow information:

Non-cash financing activities
Shares issued for mineral property	--	--	8,250	26,250
Shares issued for debt settlement	50,000	--	50,000	--
Deposits on share subscription	--	--	(106,000)	--
Share capital	--	--	106,000	--

	50,000	--	58,250	26,250

Non-cash investing activities
Shares issued for mineral property	--	--	8,250	26,250

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
Schedule “A”

Mineral Properties
for the six months ending January 31, 2003
(unaudited)

	Grand Bay $	Geikie $	Posh $	Johnspine $	Black Sturgeon $	Stucco $	Mikinak $	Other Properties $	Total $

Balance, beginning of year	189,791	367,901	174,084	567,120	93,158	10,837	42,542	32,821	1,478,254

Acquisition costs for the period	--	6,250	--	--	--	1,000	--	--	7,250

Assaying	--	903	--	--	--	--	--	--	903
Consulting and contract services	--	3,500	--	3,500	--	--	--	--	7,000
Drafting salaries and consulting	--	559	--	93	--	--	--	--	652
Geology salaries and consulting	800	4,935	2,733	2,458	--	732	400	--	12,058
Geophysics airborne and ground	899	13,964	5,113	7,480	566	732	967	800	30,521
Living costs	--	1,620	--	--	--	--	--	--	1,620
Office expenses	--	287	15	--	--	--	--	111	143
Storage	--	2,400	--	--	--	--	--	--	2,400
Surveying	--	1,090	--	--	--	--	--	--	1,090

Exploration costs for the period	1,699	29,258	7,861	13,531	566	1,464	1,367	911	56,657

Balance, end of period	191,490	403,409	181,945	580,651	93,724	13,301	43,909	33,732	1,542,161

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
Schedule “A”
 NOTES TO FINANCIAL STATEMENTS
For the six months ended January 31, 2003

1.	Nature of operations

The company is in the process of acquiring and exploring platinum group and precious metal mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

The company will have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production.

2.	Significant accounting policies

These interim financial statements follow the same accounting policies as the most recent annual financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the company.

3.	Segmented information

The company operates in one industry segment — the acquisition and exploration of mineral properties.

4.	Restricted cash

The company has raised a total of $582,000 in proceeds from the private placement of 3,045,000 flow-through shares. These proceeds can only be used on exploration of Canadian mineral properties and the tax benefits flow-through to the subscribers. As of January 31, 2003, the unspent cash balance was $37,546.

5.	Outstanding shares and related information

(a)	Shares

During the six months ending January 31, 2003, the company issued 540,000 shares pursuant to one flow-through share private placement at a price of $0.15 per share for net proceeds of $81,000. Also during the six months ending January 31, 2003, the company issued 250,000 non flow-through shares pursuant to one private placement at a price of $0.10 per share for net proceeds of $25,000. The proceeds for these two placements were received in the previous fiscal year and recorded as “Deposits on share subscriptions”. In January 2003 the Company announced it was planning a private placement and in early February 2003 it closed on the private placement consisting of 440,000 common shares at $0.10 per share. Total proceeds of $40,000 were received prior to the quarter-end with $4,000 set up as a receivable. The shares were issued on February 6, 2003. An additional 37,250 shares valued at $8,750 were issued for mineral properties and 500,000 shares valued at $50,000 for a debt settlement resulting in 11,544,803 shares outstanding at January 31, 2003. At January 31, 2003 the company had 103,500 shares subject to escrow agreements.

(b)	Warrants
On September 30, 2002, all 3,401,000 warrants outstanding expired.

(c)	Stock options

During the quarter ending January 31, 2003, 100,000 stock options were cancelled. At January 31, 2003 the number of options outstanding were 940,000 – all priced at $0.50 and expiring on April 4, 2004.

6.	Related parties

(a)	For the six months ending January 31, 2003, the company had the following transactions with related parties:

(i)

Paid or accrued $37,898 (2001 — $44,617) in geological support, management and administration expenses from Silver Standard Resources Inc., a company of which two directors are also directors of the company. During the quarter 500,000 shares at $0.10 per share were issued to Silver Standard Resources Inc. as settlement of $50,000 of debt obligations.

(ii)

The company has entered into mineral property option agreements and share an exploration office with East West Resources Corporation, a company that has one director who is also a director of the Company. The company recorded a receivable of $ Nil (2001 – $ Nil) from East West relating to a mineral property option agreement and paid or accrued $ 4,290 (2001 — $14,023) relating to the exploration office.

(b)	Included in “Due to related parties” at January 31, 2003 is a $2,570 (2001 — $34,547) payable to Silver Standard Resources Inc.

(c)	Included in “Due from related parties” at January 31, 2003 is a $ 6,698 (2001 – nil) receivable from East West Resources Corporation.

7.	Subsequent event

In February 2003, the Company announced the acquisition through staking of a 100% interest in the Rodeo gold prospect located near Durango, Mexico. The property is subject to a finder’s fee consisting of a US $5,000 initial fee and the greater of US $5,000 or 2% of all direct exploration expenditures every six months thereafter. In addition, there is a $0.25% net smelter royalty. Total payments under the finder’s fee agreement including the net smelter royalty are capped at US $500,000.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	January 31, 2003	2003	03	27
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	03	27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2003	03	27

CANPLATS RESOURCES CORPORATION
QUARTERLY REPORT
SCHEDULE “B” – SUPPLEMENTARY INFORMATION
For the Six Months Ended January 31, 2003

1.     Analysis of expenses and deferred costs:

        Mineral Property Costs: See Schedule "A" - Financial Statements.

       Shareholder Relations:

Six months ended January 31, 2003

Annual meeting	$ 2,401
Annual report	3,750
Quarterly reports	414
Mailings to shareholders	5,184
Press releases to shareholders	281

$12,030

2.     Related Party Transactions: See Schedule “A” – Financial Statements.

3.     (a) Securities Issued During the Six Months Ended January 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
August 2, 2002	Common Shares	Private Placement	250,000	$0.10	$25,000	Cash	N/A
August 2, 2002	Common Shares	Private Placement	540,000	$0.15	$81,000	Cash	N/A
Sept. 10, 2002	Common Shares	Property Acquisition	25,000	$0.25	$6,250	Property Option	N/A
October 1, 2002	Common Shares	Property Acquisition	12,500	$0.16	$2,000	Property Option	N/A
January 31, 2003	Common Shares	Debt Settlement	500,000	$0.10	$50,000	Debt Settlement	N/A

(b)     Options Granted During the Six Months Ended January 31, 2003:

Number	Exercise Price	Expiry Date
N/A

4.     Summary of Securities as at January 31, 2003:

(a)	Authorized Capital	100,000,000 no par value common shares

(b)	Issued and Outstanding Amount	11,544,803 common shares $ 8,289,886

    (c)

Options Outstanding
Number	Exercise Price	Expiry Date
940,000	$0.50	April 4, 2004

Share Purchase Warrants Outstanding
Number	Exercise Price	Expiry Date
Nil

(d)     Total number of securities in escrow:     103,500 common shares

         Total number of securities subject to a pooling agreement:    Nil

5.	List of Directors and Officers as at March 27, 2003:

Directors:

R.E. Gordon Davis Robert A. Quartermain James W. Tutton

Officers:

	R.E. Gordon Davis Ross A. Mitchell Kenneth McNaughton Linda J. Sue	President, CEO & Chairman Vice President, Finance Vice President, Exploration Corporate Secretary

CANPLATS RESOURCES CORPORATION
SCHEDULE “C” — MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months ended January 31, 2003

To the Shareholders:

Exploration

There was no field activity on the Canplats properties during the quarter ended January 31, 2003. Interpretation of airborne survey data has better defined a significant drill target on the Geikie property in the company’s core exploration area north of Thunder Bay, Ontario. Subject to financing, a diamond drill program is planned for early summer. Any success from this program indicating Cu-Ni-PGE mineralization will be followed up with additional drilling and will enhance the prospects for several of the company’s other properties in the district which have similar targets.

Robert Quartermain will continue as a Director of the Company, but due to time constraints, has resigned as Vice President, Operations and Chief Operating Officer in February 2003.

Subsequent to the end of the quarter, Canplats announced the acquisition of the Rodeo epithermal gold property 150 kilometers north of Durango, Mexico. Surface sampling and shallow drilling by previous operators have identified the upper levels of a large precious metal epithermal system and have provided sufficient encouraging data to guide further drill testing.

Management Discussion and Analysis

Results of Operations

During the quarter ending January 31, 2003, the company spent $37,941 on expenses. This compared to $22,133 spent during the previous quarter ending October 31, 2002 and $64,981 spent in the comparable quarter in the prior year. For the year to date, total expenses are $60,074 compared to $107,031 in the prior year.

Overall, the company has cost reductions in all areas except consulting, compared to the prior year due to reduced activity in the company. The one area where there was an increase related to the timing of a $1,875 payment made in the quarter ending January 31, 2003 for consulting services relating to the filing of the company’s annual Securities and Exchange Commission Form 20-F. Shareholder relations costs were $10,576 and $5,784 respectively in the quarter ending January 31, 2003 compared to $1,454 and $2,559 in the quarter ending October 31, 2002. This reflects costs associated with the annual general meeting and preparation of the annual report being paid in the current quarter.

The loss for the quarter ending January 31, 2003 was $37,782 compared to a loss of $22,862 in the previous quarter ending October 31, 2002 and $64,594 in the comparable quarter in the previous year. The year to date loss was $60,074 ($0.01 per share) compared to $105,620 ($0.01 per share) in the prior year.

Liquidity and Capital Resources

During the quarter ending January 31, 2003, the Company announced a private placement and in early February 2003 it closed. The private placement consisted of 440,000 common shares at $0.10 per share. Total proceeds of $40,000 were received prior to quarter-end with $4,000 set up as a receivable which was subsequently received. The common shares were issued on February 6, 2003. Also during the quarter, the company issued 500,000 common shares valued at $0.10 per share to Silver Standard Resources Inc. in settlement of Cdn $50,000 of debt obligations. Cash expenditures on mineral properties were $21,795 compared to $33,862 in the preceding quarter and $205,931 in the comparable period in the previous year. The main expenditures for the quarter were $29,258 at the Geikie property and $13,531 at the Johnspine property and reflect reduced activity levels by the company.

At the end of the quarter, working capital stood at $83,265 compared to $104,566 at July 31, 2002. The ability of the company to continue as a going-concern depends on its ability to raise additional financing. While it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Private Placement – August 9, 2002

In a $81,000 flow-through and a $25,000 non-flow-through private placement announced on July 16, 2002 and accepted by the TSX Venture Exchange on August 9, 2002, the company set out certain expenditures that were to be made using the proceeds of the private placements. The placements were fully subscribed and the company received proceeds of $106,000. The following table reconciles the actual expenditures to January 31, 2003 against the estimated use of the $106,000 as outlined in our TSX Venture Exchange filing documents. It also shows the estimated costs to complete as well as the variance based upon total projected costs compared to the budget amount in the filing documents.

	Per TSX Venture Exchange Filing Documents	Actual to January 31, 2003	Variance Over (Under)	Projected Cost to Complete	Total Projected Cost	TSX Venture Exchange Filing Compared to Total Projected Cost Over / (Under)

	1	2	3 = 2 -1	4	5 = 2 +4	6 = 5 - 1

Exploration on company properties	$ 81,000	$39,328	($41,672)	$41,672	$ 81,000	--

General working capital	$ 25,000	$25,000	--	--	$ 25,000	--

TOTAL	$106,000	$64,328	($41,672)	$41,672	$ 106,000

The main areas for actual expenditures were geophysics ground ($10,070), geophysics airborne ($10,225), geology consulting ($9,650) and consulting ($7,000).

Subsequent Events

In February 2003, the Company announced the acquisition through staking of a 100% interest in the Rodeo gold prospect located near Durango, Mexico. The property is subject to a finder’s fee consisting of a US $5,000 initial fee and the greater of US $5,000 or 2% of all direct exploration expenditures every six months thereafter. In addition, there is a $0.25% net smelter royalty. Total payments under the finder’s fee agreement including the net smelter royalty are capped at US $500,000.